UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2014 (Report Number 2)

ALCOBRA LTD.

(Translation of registrant's name into English)

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein are the Registrant's Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting and Extraordinary Meeting of Shareholders to be held on May 27, 2014, or, the Meeting.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.01, of the Registrant at the close of trading on the Nasdaq Global Market on April 29, 2014, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The Notice of Meeting and Proxy Statement attached to this Form 6-K of the Registrant, are incorporated by reference into the registration statement on Form S-8 (numbers 333-194875) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By	/s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely
Chief Executive Officer and President

Date: April 22, 2014

ALCOBRA LTD.

NOTICE OF ANNUAL GENERAL MEETING AND EXTRAORDINARY MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting and Extraordinary Meeting of the Shareholders of Alcobra Ltd. (“Company”) will be held on Tuesday, May 27, 2014, at 10:00 am (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (“Meeting”), for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2013.

2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2014 and to authorize the Company's Board of Directors to determine its compensation.

3.	Re-election of the following Company’s current serving directors: Mr. Howard B. Rosen, Dr.Yaron Daniely, Mr. Udi Gilboa, Dr. Dalia Megiddo, Dr. Aharon Schwartz and Mr. Daniel E. Geffken.

4.	Election of Mr. Arieh Ben Yosef as a Director and approval of his remuneration terms.

5.	To approve an amendment to the remuneration terms of Mr. Howard B. Rosen in connection with his services as the Chairman of the Board of Directors of the Company.

6.	To approve an amendment to the remuneration terms of Mr. Daniel E. Geffken in connection with his services as a director of the Company.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Global Market on April 29, 2014 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company par value NIS 0.01 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport, or Incorporation Certificate if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins.  The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”).  If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder's Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange.

We will not be able to count a proxy card unless we receive it at our principal executive offices at 2 Weizman Street, Tel-Aviv, Israel 6423902, or at our transfer agent, Continental Stock Transfer & Trust, at 17 Battery Place, New York, NY 10004 in the enclosed envelope, by Saturday, May 24, 2014 at 10:00 am Israel time, which is Saturday, May 24, 2014 at 3:00 am Eastern standard time.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

By order of the Board of Directors,

/s/ Mr. Howard B. Rosen

Mr. Howard B. Rosen
Chairman of the Board of Directors

April 22, 2014

ALCOBRA LTD.

TEL-AVIV, ISRAEL

_____________________

PROXY STATEMENT

_____________________

ANNUAL GENERAL MEETING AND EXTRAORDINARY MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value per share (“Ordinary Shares”), of Alcobra Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting and Extraordinary Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting and Extraordinary Meeting of Shareholders. The meeting will be held on Tuesday, May 27, 2014, at 10:00 a.m. (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2013.

2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2014 and to authorize the Company's Board to determine its compensation.

3.	Re-election of the following Company’s Current Serving Directors, Mr. Howard B. Rosen, Dr.Yaron Daniely, Mr. Udi Gilboa, Dr. Dalia Megiddo, Dr. Aharon Schwartz and Mr. Daniel E. Geffken.

4.	Election of Mr. Arieh Ben Yosef as a Director and approval of his remuneration terms.

5.	To approve an amendment to the remuneration terms of Mr. Howard B. Rosen in connection with his services as the Chairman of the Board of Directors of the Company.

6.	To approve an amendment to the remuneration terms of Mr. Daniel E. Geffken in connection with his services as a director of the Company.

ITEM 1 – PRESENTATION OF 2013 FINANCIAL STATEMENTS

The Company’s financial information for the year ended December 31, 2013 is available on the Company’s website at the following address:

http://www.alcobra-pharma.com/secfiling.cfm?filingID=1144204-14-18739&CIK=1566049

The contents of the Company’s website are not part of this proxy. At the Meeting, the Company will review the audited consolidated financial statements for the year ended December 31, 2013 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

ITEM 2 – RE-APPOINTMENT OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Audit Committee and Board of Directors recommend that the Company’s shareholders re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2014, and authorize the Company's Board of Directors to determine its compensation.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2014 and to authorize the Company's Board of Directors to determine its compensation.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 3 – RE-ELECTION OF DIRECTORS

The Company’s Articles of Association provide that other than external directors (who shall be elected and serve in office in accordance with the provisions of the Israeli Companies Law of 1999, the “Companies Law”), the directors in the Company shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting following one year from their election, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier.

As required by the Companies Law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Biographical information about each of the candidates is provided below.

Mr. Howard B. Rosen has served on our Board since the closing of our initial public offering in May 2013. Since 2008, Mr. Rosen has served as a consultant to several companies in the biotechnology industry. He has also served as a lecturer at Stanford University in Chemical Engineering since 2008 and in Management since 2011. Mr. Rosen served as interim President and Chief Executive Officer of Pearl Therapeutics, Inc., a company focused on developing combination therapies for the treatment of highly prevalent chronic respiratory diseases, from June 2010 to March 2011. From 2004 to 2008, Mr. Rosen was Vice President of Commercial Strategy at Gilead Sciences, Inc., a biopharmaceutical company. From 2003 until 2004, Mr. Rosen was President of ALZA Corporation, a pharmaceutical and medical systems company that merged with Johnson & Johnson, a global healthcare company, in 2001. Prior to that, from 1994 until 2003, Mr. Rosen held various positions at ALZA Corporation. Mr. Rosen is also a member of the board of directors of AcelRx Therapeutics, Inc. (Nasdaq: ACRX), a company developing products for pain relief, and a number of private biotechnology companies as follows: PaxVax, Inc., Entrega, Inc., Kala Pharmaceuticals, Inc. and ALDEA Pharmaceuticals. Previously, Mr. Rosen served on the board of directors of a number of public companies, as follows: Pharsight Corporation, a company focused on providing software products and consulting services to biopharmaceutical companies that was acquired by Tripos International in 2008 and CoTherix, Inc., a biopharmaceutical company that was acquired by Actelion Pharmaceuticals Ltd. in 2007. Mr. Rosen holds a B.S. in Chemical Engineering from Stanford University, an M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

Dr. Yaron Daniely became our President and Chief Executive Officer and a Director in March 2010. Immediately prior to joining us and since 2007, Dr. Daniely was the President and Chief Executive Officer of NanoCyte, Inc., a company that develops transdermal delivery technologies based in Caesarea, Israel. Before NanoCyte and from 2004, Dr. Daniely was the General Manager of Gamida Cell—Teva Joint Venture Ltd., a joint venture company that acquired an exclusive license to develop and commercialize a Phase 3-stage cell therapy product for treatment of Leukemia and Lymphoma based in Jerusalem, Israel. From 2003-2007, Dr. Daniely also served as the Vice President of Business Development of Gamida Cell Ltd., and engaged in several licensing and financial transactions for the Company. In addition, he is a director of Bioblast Ltd, a private company incorporated in Israel. Dr. Daniely holds a B.Sc. degree in Biological Sciences from Florida International University, and holds a Ph.D. from the Sackler Institute of Graduate Biomedical Sciences at the New York University School of Medicine. Following his doctoral program, Dr. Daniely served as an NIH Visiting Fellow in its Cell Biology section and a Postdoctoral Fellow in the Department of Molecular Cell Biology at The Weizmann Institute for Science in Israel. Subsequently, he received an Executive M.B.A. from the Technion, Israel Institute of Technology.

Udi Gilboa co-founded the Company in February 2008, and became a director at that time. He has served as our Chief Financial Officer and Chief Accounting Officer since inception. Mr. Gilboa is the founder and managing partner of Top-Notch Capital, a prominent Israeli life sciences investment bank. He is also the founder of a number of medical device and pharmaceutical companies. Mr. Gilboa serves as a director of Insuline Medical Ltd. and served, until 2010, as a director and chairman of the board of directors of Topspin Medical Inc., two public companies whose shares are listed for trading on the Tel Aviv Stock Exchange. In addition, he is a director of Bio Blast Ltd. and Samson Neurosciences Ltd. Mr. Gilboa holds a Bachelor’s degree and M.B.A. from Tel Aviv University.

Dr. Dalia Megiddo co-founded the Company in February 2008 and became a Director at that time. She is an entrepreneur and a medical doctor in family medicine. Since 2000, Dr. Megiddo has been a manager of InnoMed Ventures, an Israeli venture capital fund focused on life sciences. From 2006 to 2010, she was also a manager of 7 Health Ventures, an Israeli venture capital fund. Dr, Megiddo is also the founder of a number of life science companies. She is a director of Bioblast Ltd. and Humavox Ltd. and served as a director of Tulip Medical Ltd., Chiasma Inc. and Angioscore Inc. Dr. Megiddo received her M.D. degree from Hebrew University Hadassah Medical School and also holds an M.B.A. from the Kellogg-Recanati School of Business.

Dr. Aharon Schwartz joined our Board as Chairman in January 2013, serving as our chairman until February 2014. He retired from Teva Pharmaceutical Industries Ltd where he served in a number of positions from 1957 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. He is also a member of the board of directors of Clal Biotechnology Industries Ltd. and the chairman of the board of directors of BioLineRx Ltd., BioCancell Therapeutics Inc., and several other biotechnology companies. He also serves as the chairman of Yissum Research Development Company of the Hebrew University of Jerusalem. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion Institute of Technology and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem.

Daniel E. Geffken has served on our Board of Directors and our Audit and Compensation Committees since our initial public offering in May 2013. Since October 2011, he has been Managing Director of Danforth Advisors, LLC, a management consulting firm that provides financial and strategic support to emerging life science companies. Mr. Geffken has also been the chief financial officer or chief operating officer of eight companies, four of which were U.S. public reporting companies and six of which were life science companies. He has a B.S. in Economics from The Wharton School, University of Pennsylvania, and a M.B.A. from Harvard Business School.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-elect Mr. Howard B. Rosen, Dr. Yaron Daniely, Mr. Udi Gilboa, Dr. Dalia Megiddo, Dr. Aharon Schwartz and Mr. Daniel E. Geffken to serve as directors of the Company until the next Annual Meeting following one year from their election, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution where the election of each director shall be voted separately.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 4 – ELECTION OF DIRECTOR

The Company’s Articles of Association provide that other than external directors (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, the directors in the Company shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting following one year from their election, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or any law, whichever is the earlier.

As required by the Companies Law, the director candidate has declared in writing that he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company.

The proposed compensation to Mr. Ben Yosef will be an annual cash compensation of $30,000 per year, payable quarterly at the end of the quarter, for participating (in person or otherwise) in meetings of the Board and its committees, where travel to and from these meetings will be reimbursed separately. The proposed compensation terms of Mr. Ben Yosef are consistent with the Company's compensation policy.

Biographical information about the candidate is provided below.

Mr. Ben Yosef served as the General Manager of Teledata Networks Ltd. between 2011 and 2012 and before then was the CFO, EVP Finance & Operations between 2006 and 2011. Mr. Ben Yosef currently serves as a director of Insuline Medical Ltd., a public company traded on the Tel Aviv Stock Exchange and of Microwave Networks Inc., a U.S. based private company. He has a B.A. in Middle Eastern studies and an M.B.A. from the Hebrew University in Jerusalem.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Arieh Ben Yosef to serve as a director of the Company until the next Annual Meeting following one year from his election, or until he ceases to serve in his office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, and to approve his remuneration terms in connection with his office as a director, as provided for in the proxy statement this proxy card relates to.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 5 – AMENDMENT OF THE REMUNERATION TERMS OF THE COMPANY’S CHAIRMAN

Under the Companies Law, remuneration of directors should generally be approved by the Company's shareholders. Mr. Rosen serves as the Chairman of the Board of Directors of the Company since February 12, 2014. On August 8, 2013, when Mr. Rosen was re-elected as a director of the Company, the meeting of the shareholders of the Company approved that he will receive an annual cash compensation of $30,000 per year, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the Board of Directors and its committees, where travel to and from these meetings will be reimbursed separately. In addition, the meeting of the Company’s shareholders approved the issuance of 12,000 options to Mr. Rosen.

Following the re-appointment of Mr. Rosen as a director, the Company recommends to pay Mr. Rosen an annual cash compensation of $60,000 per year, reflecting an increase of $30,000 from the remuneration previously approved by the Company’s shareholders. Such remuneration shall continue to be paid quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the Board of Directors and its committees, where travel to and from these meetings will be reimbursed separately. In addition, the Company recommends to grant to Mr. Rosen additional 24,000 options to purchase the same number of Ordinary Shares of the Company at an exercise price equal to the last known closing price of the Ordinary Share of the Company on the Nasdaq Global Market immediately prior to shareholder approval. These options shall vest during a three-year term, provided that Mr. Rosen acts as a director, while 1/3 of the options shall vest at the end of one-year term from the commencement date of his re-election as provided for above and the balance shall vest during additional two year period, while every quarter 1/12 of the options shall vest. All other terms of the options shall be subject to the terms of the Company's 2010 incentive option plan. The proposed amended compensation terms of Mr. Rosen are consistent with the Company's compensation policy.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the remuneration terms of Mr. Howard B. Rosen in connection with his office as a director and chairman of the Board of Directors, as provided for in the proxy statement this proxy card relates to.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item

ITEM 6 – AMENDMENT OF THE REMUNERATION TERMS OF A DIRECTOR

Under the Companies Law, remuneration of directors should be generally approved by the Company's shareholders. Mr. Dan Geffken serves as a director of the Company since May 2013. On August 8, 2013, when Mr. Geffken was re-elected as a Director of the Company, the shareholders of the Company approved that he will receive an annual cash compensation of $30,000 per year, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the Board of Directors and its committees, where travel to and from these meetings will be reimbursed separately. In addition, the meeting of the Company’s shareholders approved the issuance of 12,000 options to Mr. Geffken.

Following the re-appointment of Mr. Geffken as a director, the Company recommends to grant to Mr. Geffken additional 3,000 options to purchase the same number of Ordinary Shares of the Company at an exercise price equal to the last known closing price of the Ordinary Share of the Company on the Nasdaq Global Market immediately prior to shareholder approval. These options shall vest during a three-year term, provided that Mr. Geffken acts as a director, while 1/3 of the options shall vest at the end of one-year term from the commencement date of his re-election as provided for above and the balance shall vest during additional two year period, while every quarter 1/12 of the options shall vest. All other terms of the options shall be subject to the terms of the Company's 2010 incentive option plan.

The Compensation Committee and the Board of Directors concluded that grant of the 3,000 options provided for above does not comply with the Company's compensation policy. However, upon further consideration, taking into account the Company's goals, size and nature of activity, and Mr. Geffken's experience, responsibilities, contribution to the company and expertise, it was concluded that the proposed grant of options is reasonable, appropriate and consistent with the best interest of the Company.

In making its recommendation, the Compensation Committee and the Board of Directors considered various factors, including, among other things, (a) Mr. Geffken's education, skills, expertise, professional experience and achievements; (b) Mr. Geffken's position, responsibilities and previous compensation arrangements; and, to the extent applicable, (c) the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations within the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the issuance of 3,000 options to Mr. Daniel E. Geffken in connection with his office as a director of the Company, as provided for in the proxy statement this proxy card relates to.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.1

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

1 In connection with your vote, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director and additional resolutions above (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, other than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Alcobra Ltd. that is affiliated with you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

ALCOBRA LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Howard B. Rosen, Chairman of the Board, Dr. Yaron Daniely, Chief Executive Officer, and Mr. Nir Peles, VP of Finance, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Alcobra Ltd. (the “Company”) which the undersigned is entitled to vote at the 2014 Annual General Meeting and Extraordinary Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company's counsels (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on May 27, 2014, at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting and Extraordinary Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

ANNUAL GENERAL MEETING AND EXTRAORDINARY MEETING OF SHAREHOLDERS OF

ALCOBRA LTD.

May 27, 2014

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.           To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014, and to authorize the Company's Board of Directors to determine its compensation.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

2.           To re-elect six (6) members to the Board of Directors to act as directors of the Company until the next annual meeting following one year from their election, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, as follows:

a.	To re-elect Mr. Howard B. Rosen to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

b.	To re-elect Dr. Yaron Daniely to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

c.	To re-elect Mr. Udi Gilboa to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

d.	To re-elect Dr. Dalia Meggido to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

e.	To re-elect Dr. Aharon Schwartz to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

f.	To re-elect Mr. Daniel E. Geffken to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

3.            To elect Mr. Arieh Ben Yosef to serve as a director of the Company until the next Annual Meeting following one year from his election, or until he ceases to serve in his office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, and to approve his remuneration terms in connection with his office as a director, as provided for in the proxy statement this proxy card relates to.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

4.            To approve the remuneration terms of Mr. Howard B. Rosen in connection with his office as a director and chairman of the Board of Directors, as provided for in the proxy statement this proxy card relates to.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

5.            To approve the issuance of 3,000 options to Mr. Daniel E. Geffken in connection with his office as a director of the Company, as provided for in the proxy statement this proxy card relates to.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

By signing this Proxy, the undersigned hereby declares not to be a “Controlling Shareholder” or have a “Personal Interest”, as such terms are defined in the Israeli Companies Law, 1999, with respect to any of the proposals above.

Note: Please contact the Company if you have any questions or reservations with respect to the declaration above.

2014
SIGNATURE	DATE

2014
SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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